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                                              Filed pursuant to Rule 424(b)(5)
                                                    Registration No. 333-21905


                     CRESCENT REAL ESTATE EQUITIES COMPANY

        This Supplement is part of, and should be read in conjunction with, the Prospectus dated March 26, 1997 and the Prospectus Supplement dated
September 20, 1997.

                              RECENT DEVELOPMENTS

DEBT OFFERING

        The Operating Partnership has entered into an agreement to sell, in a private transaction, senior unsecured notes (the "Notes") in an aggregate principal amount of $400,000,000. The Notes will be issued in two series, the 6-5/8% Notes due 2002 (the "2002 Notes") and the 7-1/8% Notes due 2007 (the "2007 Notes"). The 2002 Notes will be issued in an aggregate principal amount of $150,000,000, will bear interest at a rate of 6-5/8% per annum payable semi-annually in arrears and will mature on September 15, 2002. The 2007 Notes will be issued in an aggregate principal amount of $250,000,000, will bear interest at a rate of 7-1/8% per annum payable semi-annually in arrears and will mature on September 15, 2007.

        The interest rate on the Notes will be subject to temporary adjustment in the event that a registered offer to exchange the Notes for notes of the Operating Partnership with terms identical in all material respects to the Notes is not consummated or a shelf registration statement with respect to the resale of the Notes is not declared effective by the Commission on or before the 180th day following the date of original issuance of the Notes. The interest rate on the Notes also will be subject to temporary or permanent adjustment in the event that, within the period from the date of original issuance of the Notes to the first anniversary of original issuance, the Notes are not assigned an investment grade rating (as defined in the Notes) by specified rating agencies. These adjustments may apply simultaneously.

        The Notes will be redeemable, in whole or in part, at the option of the Operating Partnership upon payment of principal, accrued and unpaid interest and the premium specified in the Notes. The Notes also will contain certain covenants, including limitations on the ability of the Operating Partnership and its subsidiaries to incur additional debt, other than certain intercompany debt and debt that is subordinate to payment of the Notes, unless certain asset and income tests are satisfied.

        The information contained in the Prospectus dated March 26, 1997 and in the Prospectus Supplement dated September 20, 1997 should be read in light of the foregoing.

September 21, 1997                              Prospectus dated March 26, 1997